[LOGO OF GOFF BACKA ALFERA & COMPANY, LLC]               3325 Saw Mill Run Blvd.
                                                       Pittsburgh, PA 15227-2736
                                                                    412-885-5045
                                                              (Fax) 412-885-4870
                                                                   www.gbaco.com

Certified Public Accountants

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Western Pennsylvania Adventure Capital Fund
Pittsburgh, Pennsylvania

We have examined management's assertion about Western Pennsylvania Adventure Capital Fund's (the Company's) compliance with the requirements of subsections
(b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of August 13, 2002, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 13, 2002, and with respect to agreement of security purchases and/or conversions, for the period from December 21, 2001 (the date of our last examination), through August 13, 2002.

     . Count and inspection of all securities located in the safe deposit box located at PNC Bank, Lebanon Shops in Pittsburgh, Pennsylvania.

     . Reconciliation of all such securities to the books and records of the Company.

     . Agreement of additional shares obtained as a result of an escrow release in one security, from the books and records of the Company to the legal documents from the issuer.

     . Agreement that one stock warrant has expired on August 12, 2002, from the books and records of the Company to the legal documents from the issuer.

     . Agreement of new warrants to purchase preferred stock issued by one company, from the books and records of the Company to the legal documents from the issuer.

     . Agreement of new warrants to purchase common stock issued by one company, from the books and records of the Company to the legal documents from the issuers.

     . Agreement of one security purchased (no sales transactions occurred) since December 21, 2001, from the books and records of the Company to the legal documents from the sellers.

     . Agreement of two convertible promissory notes converted into equity since December 21, 2001, from the books and records of the Company to the legal documents from the debtors.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Western Pennsylvania Adventure Capital Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of August 13, 2002, with respect to securities reflected in the investment account of the Company is fairly stated, in all material aspects.

This report is intended solely for the information and use of management of Western Pennsylvania Adventure Capital Fund and the Securities and Exchange Commission and should not be used for any other purpose.

GOFF BACKA ALFERA & COMPANY, LLC

Pittsburgh, Pennsylvania
August 13, 2002

Pursuant to Rule 17F-2 [17 CFR 270.17F-2]

--------------------------------------------------------------------------------
1.  Investment Company Act File Number:             Date examination completed:

811-814-00131                                       AUGUST 13, 2002
--------------------------------------------------------------------------------
2.  State identification Number:

    ----------------------------------------------------------------------------
     AL        AK        AZ        AR               CA           CO
    ----------------------------------------------------------------------------
     CT        DE        DC        FL               GA           HI
    ----------------------------------------------------------------------------
     ID        IL        IN        IA               KS           KY
    ----------------------------------------------------------------------------
     LA        ME        MD        MA               MI           MN
    ----------------------------------------------------------------------------
     MS        MO        MT        NE               NV           NH
    ----------------------------------------------------------------------------
     NJ        NM        NY        NC               ND           OH
    ----------------------------------------------------------------------------
     OK        OR        PA        RI               SC           SD
    ----------------------------------------------------------------------------
     TN        TX        UT        VT               VA           WA
    ----------------------------------------------------------------------------
     WV        WI        WY        PUERTO RICO
    ----------------------------------------------------------------------------
     Other (specify):
    ----------------------------------------------------------------------------

3.  Exact name of investment company as specified in registration statement:

    WESTERN PENNSYLVANIA ADVENTURE CAPITAL FUND
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

4. Address of principal executive office (number, street, city, state, zip code):

    SCOTT TOWNE CENTER, SUITE A-113
    2101 GREENTREE ROAD, PITTSBURGH, PA 15220
--------------------------------------------------------------------------------

             [LOGO OF WESTERN PENNSYLVANIA ADVENTURE CAPITAL FUND]

________________
Scott Towne Center, Suite A-113
2101 Greentree Road
Pittsburgh, PA 15220
412-279-1760
412-429-8743 FAX


    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We as members of management of Western Pennsylvania Adventure Capital Fund (the Company), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements of subsections (b) and (c) of rule 17f-2 as of August 13, 2002, and from December 21, 2001 through August 13, 2002.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of August 13, 2002, and from December 21, 2001 through August 13, 2002, with respect to securities in the investment account of the Company.

WESTERN PENNSYLVANIA ADVENTURE CAPITAL FUND



By:  /s/ Alvin J. Catz
   -----------------------------------
         Alvin J. Catz

Title: Treasurer
      --------------------------------